UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2019

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Third Quarter of Fiscal 2018 (Nine months ended December 31, 2018) <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	January 31, 2019

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (First Section), New York Stock Exchange
URL:	https://www.mizuho-fg.com/index.html
Representative:	Tatsufumi Sakai	President & CEO
For Inquiry:	Masahiro Kosugi	Executive Officer,
		General Manager of Accounting	Phone: +81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		February 14, 2019	Trading Accounts: Established
Commencement of Dividend Payment (scheduled):		-
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Not Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Third Quarter of Fiscal 2018 (for the nine months ended December 31, 2018)

(1) Consolidated Results of Operations (Accumulated Period)

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
3Q F2018	2,858,287	6.8	547,561	(15.0)	409,929	(13.8)
3Q F2017	2,674,120	11.6	644,556	11.9	475,703	(5.7)

Note:	Comprehensive Income: 3Q F2018: ¥(5,918) million, (100.7)%; 3Q F2017: ¥802,214 million, 107.2%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
3Q F2018	16.16	16.16
3Q F2017	18.75	18.74

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
3Q F2018	201,634,284	9,306,099	4.3
Fiscal 2017	205,028,300	9,821,246	4.4

Reference:	Own Capital: As of December 31, 2018: ¥8,855,389 million; As of March 31, 2018: ¥9,065,843 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) /
Total Assets × 100
Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2017	—	3.75	—	3.75	7.50
Fiscal 2018	—	3.75	—
Fiscal 2018 (estimate)				3.75	7.50

Note:	Revision of the latest announced estimates for cash dividends for shareholders of common stock : No

3. Consolidated Earnings Estimates for Fiscal 2018 (for the fiscal year ending March 31, 2019)

(%: Changes from the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2018	570,000	(1.1)	22.47

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2018: No
	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of shares during 1Q, 2Q and 3Q and the number of outstanding shares as of December 31, 2018 (which is used as a proxy for the average number of shares during 4Q of fiscal 2018).

* Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

① Changes in accounting policies due to revisions of accounting standards, etc. No

② Changes in accounting policies other than ① above: No

③ Changes in accounting estimates: No

④ Restatements: No

(4) Issued Shares of Common Stock

① Period-end issued shares (including treasury stock):	As of December 31, 2018	25,392,498,945 shares	As of March 31, 2018	25,389,644,945 shares
② Period-end treasury stock:	As of December 31, 2018	34,185,063 shares	As of March 31, 2018	24,829,446 shares
③ Average outstanding shares (accumulated period):	3Q Fiscal 2018	25,362,168,257 shares	3Q Fiscal 2017	25,366,621,222 shares

This immediate release is outside the scope of quarterly review.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U. S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 26, 2018, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

¡ Contents of Attachment

1.	Quarterly Consolidated Financial Statements and Others	p.1-2
	(1) Consolidated Balance Sheets	p.1-2
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-4
	(3) Note for Assumption of Going Concern	p.1-6
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p.1-6
øSELECTED FINANCIAL INFORMATION For the Third Quarter of Fiscal 2018

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Quarterly Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2018	As of December 31, 2018
Assets
Cash and Due from Banks	¥47,725,360	¥43,823,523
Call Loans and Bills Purchased	715,149	589,863
Receivables under Resale Agreements	8,080,873	12,722,847
Guarantee Deposits Paid under Securities Borrowing Transactions	4,350,527	2,645,905
Other Debt Purchased	2,713,742	2,733,410
Trading Assets	10,507,133	12,940,574
Money Held in Trust	337,429	296,254
Securities	34,183,033	31,222,656
Loans and Bills Discounted	79,421,473	78,557,944
Foreign Exchange Assets	1,941,677	2,159,422
Derivatives other than for Trading Assets	1,807,999	1,469,143
Other Assets	4,588,484	3,565,249
Tangible Fixed Assets	1,111,128	1,085,821
Intangible Fixed Assets	1,092,708	1,047,702
Net Defined Benefit Asset	996,173	989,216
Deferred Tax Assets	47,839	46,386
Customers’ Liabilities for Acceptances and Guarantees	5,723,186	6,008,016
Reserves for Possible Losses on Loans	(315,621)	(269,653)

Total Assets	¥205,028,300	¥201,634,284

1-2

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2018	As of December 31, 2018
Liabilities
Deposits	¥125,081,233	¥121,248,634
Negotiable Certificates of Deposit	11,382,590	13,699,564
Call Money and Bills Sold	2,105,293	2,191,302
Payables under Repurchase Agreements	16,656,828	18,625,422
Guarantee Deposits Received under Securities Lending Transactions	1,566,833	908,872
Commercial Paper	710,391	956,670
Trading Liabilities	8,121,543	8,329,616
Borrowed Money	4,896,218	4,124,799
Foreign Exchange Liabilities	445,804	527,815
Short-term Bonds	362,185	355,795
Bonds and Notes	7,544,256	8,536,593
Due to Trust Accounts	4,733,131	1,095,516
Derivatives other than for Trading Liabilities	1,514,483	1,283,491
Other Liabilities	3,685,585	3,967,625
Reserve for Bonus Payments	66,872	34,477
Reserve for Variable Compensation	3,242	2,192
Net Defined Benefit Liability	58,890	59,834
Reserve for Director and Corporate Auditor Retirement Benefits	1,460	1,377
Reserve for Possible Losses on Sales of Loans	1,075	180
Reserve for Contingencies	5,622	5,019
Reserve for Reimbursement of Deposits	20,011	17,291
Reserve for Reimbursement of Debentures	30,760	26,847
Reserves under Special Laws	2,361	2,365
Deferred Tax Liabilities	421,002	253,130
Deferred Tax Liabilities for Revaluation Reserve for Land	66,186	65,732
Acceptances and Guarantees	5,723,186	6,008,016

Total Liabilities	¥195,207,054	¥192,328,185

Net Assets
Common Stock	¥2,256,548	¥2,256,767
Capital Surplus	1,134,922	1,138,427
Retained Earnings	4,002,835	4,223,408
Treasury Stock	(5,997)	(7,768)

Total Shareholders’ Equity	7,388,309	7,610,834

Net Unrealized Gains (Losses) on Other Securities	1,392,392	998,866
Deferred Gains or Losses on Hedges	(67,578)	(67,771)
Revaluation Reserve for Land	144,277	143,248
Foreign Currency Translation Adjustments	(85,094)	(101,372)
Remeasurements of Defined Benefit Plans	293,536	271,584

Total Accumulated Other Comprehensive Income	1,677,534	1,244,555

Stock Acquisition Rights	1,163	707
Non-Controlling Interests	754,239	450,002

Total Net Assets	9,821,246	9,306,099

Total Liabilities and Net Assets	¥205,028,300	¥201,634,284

1-3

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the nine months ended December 31, 2017	For the nine months ended December 31, 2018
Ordinary Income	¥2,674,120	¥2,858,287
Interest Income	1,208,466	1,511,057
Interest on Loans and Bills Discounted	753,825	919,300
Interest and Dividends on Securities	200,553	235,733
Fiduciary Income	39,268	39,404
Fee and Commission Income	553,438	546,951
Trading Income	193,420	241,644
Other Operating Income	245,799	242,400
Other Ordinary Income	433,726	276,829
Ordinary Expenses	2,029,563	2,310,725
Interest Expenses	609,687	918,127
Interest on Deposits	234,038	336,981
Fee and Commission Expenses	122,402	123,750
Other Operating Expenses	72,175	75,209
General and Administrative Expenses	1,109,994	1,069,806
Other Ordinary Expenses	115,304	123,831

Ordinary Profits	644,556	547,561

Extraordinary Gains	18,472	10,269
Extraordinary Losses	5,237	4,989

Income before Income Taxes	657,790	552,842

Income Taxes:
Current	156,341	135,469
Deferred	1,968	(11,358)

Total Income Taxes	158,309	124,110

Profit	499,481	428,731

Profit Attributable to Non-controlling Interests	23,777	18,802

Profit Attributable to Owners of Parent	¥475,703	¥409,929

1-4

Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the nine months ended December 31, 2017	For the nine months ended December 31, 2018
Profit	¥499,481	¥428,731
Other Comprehensive Income	302,733	(434,650)
Net Unrealized Gains (Losses) on Other Securities	347,373	(395,379)
Deferred Gains or Losses on Hedges	(42,969)	(147)
Revaluation Reserve for Land	(2)	—
Foreign Currency Translation Adjustments	4,207	(15,306)
Remeasurements of Defined Benefit Plans	2,943	(20,544)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(8,819)	(3,273)

Comprehensive Income	802,214	(5,918)

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	780,443	(22,021)
Comprehensive Income Attributable to Non-controlling Interests	21,770	16,102

1-5

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

1-6

SELECTED FINANCIAL INFORMATION

For the Third Quarter of Fiscal 2018

(Nine months ended December 31, 2018)

<Under Japanese GAAP>

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2018	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Net Gains/Losses on Stocks	CON	NON	2-3

3. Unrealized Gains/Losses on Securities	CON	NON	2-4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		2-6

5. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)	CON	NON	2-7

6. Status of Deposits and Loans	NON		2-9
Attachments			Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-10
Comparison of Non-Consolidated Statements of Income (selected items)			2-11

Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-12
Comparison of Non-Consolidated Statements of Income (selected items)			2-13

Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-14
Comparison of Non-Consolidated Statements of Income (selected items)			2-15

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 26, 2018, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2018

1. Income Analysis

Consolidated

		(Billions of yen)
		Third Quarter of Fiscal 2018 (Accumulated Period)
			Change	Third Quarter of Fiscal 2017 (Accumulated Period)
Consolidated Gross Profits	1	1,464.3	28.2	1,436.1
Net Interest Income	2	592.9	(5.8)	598.7
Fiduciary Income	3	39.4	0.1	39.2
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	423.2	(7.8)	431.0
Net Trading Income	6	241.6	48.2	193.4
Net Other Operating Income	7	167.1	(6.4)	173.6
General and Administrative Expenses	8	(1,069.8)	40.1	(1,109.9)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(24.8)	(10.4)	(14.4)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	10	30.9	(152.9)	183.8
Net Gains (Losses) related to Stocks	11	162.9	(27.1)	190.1
Equity in Income from Investments in Affiliates	12	23.4	8.4	14.9
Other	13	(39.4)	16.7	(56.1)

Ordinary Profits	14	547.5	(96.9)	644.5

Net Extraordinary Gains (Losses)	15	5.2	(7.9)	13.2
Income before Income Taxes	16	552.8	(104.9)	657.7
Income Taxes	17	(124.1)	34.1	(158.3)
Profit	18	428.7	(70.7)	499.4
Profit Attributable to Non-controlling Interests	19	(18.8)	4.9	(23.7)

Profit Attributable to Owners of Parent	20	409.9	(65.7)	475.7

Credit-related Costs (including Credit Costs for Trust Accounts)	21	6.0	(163.4)	169.4

* Credit-related Costs [21] =     Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [10] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	386.8	38.9	347.9

* Consolidated Net Business Profits [22] =  Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	120	(6)	126
Number of affiliates under the equity method	24	22	3	19

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		Third Quarter of Fiscal 2018 (Accumulated Period)				Third Quarter of Fiscal 2017 (Accumulated Period)
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	914.3	82.6	997.0	17.3	979.6
Net Interest Income	2	505.5	19.5	525.1	(1.2)	526.4
Fiduciary Income	3		39.0	39.0	0.1	38.9
Trust Fees for Jointly Operated Designated Money Trust	4		1.9	1.9	0.1	1.7
Credit Costs for Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	263.2	19.1	282.3	5.0	277.2
Net Trading Income	7	57.0	1.2	58.2	22.7	35.5
Net Other Operating Income	8	88.4	3.6	92.1	(9.3)	101.4
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(648.7)	(61.6)	(710.4)	9.8	(720.2)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) *	10	265.5	21.0	286.5	27.1	259.3

Reversal of (Provision for) General Reserve for Losses on Loans	11	—	(0.0)	(0.0)	(0.0)	—

Net Business Profits	12	265.5	20.9	286.5	27.1	259.3
Net Gains (Losses) related to Bonds	13	11.8	3.5	15.4	(14.3)	29.7

Net Non-Recurring Gains (Losses)	14	123.4	10.9	134.3	(136.1)	270.5
Net Gains (Losses) related to Stocks	15	142.7	13.2	156.0	(32.8)	188.9
Expenses related to Portfolio Problems	16	(22.3)	0.0	(22.2)	(10.3)	(11.9)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	17	29.8	—	29.8	(147.7)	177.5
Other	18	(26.8)	(2.3)	(29.2)	54.8	(84.0)

Ordinary Profits	19	388.9	31.8	420.8	(109.0)	529.9

Net Extraordinary Gains (Losses)	20	5.6	(0.0)	5.5	(10.0)	15.6
Income before Income Taxes	21	394.6	31.8	426.4	(119.0)	545.5
Income Taxes	22	(112.0)	(8.4)	(120.5)	8.5	(129.0)

Net Income	23	282.5	23.4	305.9	(110.4)	416.4

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].

Credit-related Costs	24	7.5	(0.0)	7.4	(158.1)	165.6

* Credit-related  Costs  [24]  =   Expenses related to Portfolio Problems [16] + Reversal of (Provision for) General Reserve for Losses on Loans [11] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [17] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	25		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	26	41.7	(0.0)	41.6	(114.3)	155.9
Losses on Write-offs of Loans	27	(12.9)	—	(12.9)	(10.4)	(2.5)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	28	(17.1)	0.0	(17.1)	(31.9)	14.7
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	29	(0.0)	—	(0.0)	(0.0)	0.0
Reversal of (Provision for) Reserve for Contingencies	30	(0.2)	—	(0.2)	(0.2)	(0.0)
Other (including Losses on Sales of Loans)	31	(3.8)	—	(3.8)	(1.2)	(2.5)
Total	32	7.5	(0.0)	7.4	(158.1)	165.6

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	Third Quarter of Fiscal 2018 (Accumulated Period)		Third Quarter of Fiscal 2017 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	162.9	(27.1)	190.1
Gains on Sales	204.5	(11.3)	215.8
Losses on Sales	(31.8)	(22.8)	(8.9)
Impairment (Devaluation)	(3.6)	(2.0)	(1.5)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(6.1)	8.9	(15.1)

Non-Consolidated

Aggregate Figures for the 2 Banks

	Third Quarter of Fiscal 2018 (Accumulated Period)		Third Quarter of Fiscal 2017 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	156.0	(32.8)	188.9
Gains on Sales	196.0	(16.6)	212.7
Losses on Sales	(30.8)	(22.6)	(8.2)
Impairment (Devaluation)	(2.5)	(2.1)	(0.3)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.3)	(0.3)	—
Gains (Losses) on Derivatives other than for Trading	(6.1)	8.9	(15.1)

Mizuho Bank

	Third Quarter of Fiscal 2018 (Accumulated Period)		Third Quarter of Fiscal 2017 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	142.7	(29.4)	172.1
Gains on Sales	179.3	(16.1)	195.5
Losses on Sales	(26.5)	(18.4)	(8.1)
Impairment (Devaluation)	(2.4)	(2.1)	(0.2)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.3)	(0.3)	—
Gains (Losses) on Derivatives other than for Trading	(7.2)	7.6	(14.9)

Mizuho Trust & Banking

	Third Quarter of Fiscal 2018 (Accumulated Period)		Third Quarter of Fiscal 2017 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	13.2	(3.4)	16.7
Gains on Sales	16.6	(0.5)	17.1
Losses on Sales	(4.3)	(4.2)	(0.1)
Impairment (Devaluation)	(0.0)	(0.0)	(0.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	1.1	1.2	(0.1)

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

∎ Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Billions of yen)
	As of December 31, 2018				As of March 31, 2018				As of September 30, 2018 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
MHFG (Consolidated)
Other Securities	29,127.0	1,429.2	1,886.4	457.1	31,581.1	1,954.2	2,258.6	304.4	32,722.0	1,871.5	2,246.8	375.3
Japanese Stocks	3,156.9	1,685.7	1,739.3	53.6	3,582.2	2,017.3	2,050.9	33.5	3,517.2	2,015.9	2,053.6	37.6
Japanese Bonds	14,127.5	(0.8)	29.4	30.3	16,535.6	5.4	37.8	32.4	16,704.7	(26.7)	22.1	48.9
Japanese Government Bonds	11,384.9	(1.4)	4.6	6.0	13,332.0	0.6	10.2	9.6	13,450.4	(20.5)	1.5	22.0
Other	11,842.6	(255.5)	117.5	373.1	11,463.2	(68.5)	169.8	238.4	12,500.0	(117.6)	171.0	288.7
Foreign Bonds	8,827.8	(144.5)	8.5	153.1	8,329.1	(166.0)	11.6	177.7	9,402.5	(223.0)	6.5	229.6

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*

Unrealized Gains/Losses include ¥47.8billion, ¥26.1billion, and ¥28.2billion, which were recognized in the statement of income for December 31, 2018, September 30, 2018, and March 31, 2018 respectively, by applying the fair-value hedge method.

(2) Bonds Held to Maturity

(Billions of yen)
	As of December 31, 2018				As of March 31, 2018				As of September 30, 2018 (Reference)
		Unrealized Gains/Losses				Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses	Book Value		Gains	Losses
MHFG (Consolidated)	1,859.7	2.7	20.1	17.3	2,515.8	6.0	24.4	18.4	2,135.1	(2.8)	19.4	22.2

Non-Consolidated

Aggregate Figures for the 2 Banks

(1) Other Securities

	(Billions of yen)
	As of December 31, 2018				As of March 31, 2018				As of September 30, 2018 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
MHBK
Other Securities	27,630.2	1,193.1	1,628.0	434.8	29,418.1	1,617.8	1,909.2	291.3	30,717.2	1,557.4	1,921.0	363.5
Japanese Stocks	2,884.3	1,512.1	1,565.8	53.7	3,260.1	1,800.8	1,834.2	33.4	3,208.3	1,808.0	1,846.1	38.0
Japanese Bonds	13,827.6	(1.5)	28.5	30.1	15,784.8	4.4	36.1	31.6	16,067.0	(26.8)	21.3	48.1
Japanese Government Bonds	11,171.1	(1.4)	4.4	5.8	12,918.7	0.0	9.1	9.0	13,223.6	(20.2)	1.3	21.5
Other	10,918.2	(317.4)	33.5	351.0	10,373.1	(187.4)	38.8	226.2	11,441.8	(223.7)	53.5	277.2
Foreign Bonds	8,296.9	(140.7)	6.5	147.3	7,870.9	(159.1)	10.7	169.9	8,908.4	(213.7)	5.6	219.4
MHTB
Other Securities	899.4	83.4	108.6	25.2	1,042.5	124.6	139.1	14.5	931.8	120.0	134.3	14.2
Japanese Stocks	195.5	102.0	105.4	3.3	227.2	128.4	131.9	3.4	219.0	124.5	127.4	2.8
Japanese Bonds	278.4	0.6	0.9	0.2	463.3	1.0	1.6	0.5	295.3	0.1	0.7	0.5
Japanese Government Bonds	195.5	(0.0)	0.1	0.2	390.4	0.5	1.0	0.5	205.2	(0.3)	0.1	0.4
Other	425.4	(19.3)	2.2	21.6	351.9	(4.8)	5.6	10.4	417.4	(4.6)	6.1	10.7
Foreign Bonds	267.0	(4.4)	0.9	5.4	158.2	(5.9)	0.1	6.1	221.5	(9.5)	—	9.5
Total
Other Securities	28,529.7	1,276.5	1,736.7	460.1	30,460.6	1,742.5	2,048.4	305.8	31,649.1	1,677.5	2,055.3	377.8
Japanese Stocks	3,079.9	1,614.2	1,671.3	57.0	3,487.4	1,929.3	1,966.1	36.8	3,427.4	1,932.6	1,973.5	40.9
Japanese Bonds	14,106.0	(0.9)	29.4	30.3	16,248.1	5.5	37.8	32.2	16,362.3	(26.6)	22.1	48.7
Japanese Government Bonds	11,366.7	(1.4)	4.6	6.0	13,309.1	0.6	10.2	9.6	13,428.9	(20.5)	1.4	22.0
Other	11,343.7	(336.8)	35.8	372.6	10,725.0	(192.3)	44.4	236.7	11,859.2	(228.4)	59.6	288.0
Foreign Bonds	8,563.9	(145.2)	7.5	152.8	8,029.2	(165.1)	10.9	176.1	9,130.0	(223.3)	5.6	228.9

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*

Unrealized Gains/Losses include ¥47.8billion, ¥26.1billion, and ¥28.2billion, which were recognized in the statement of income (aggregate figures for the 2 banks) for December 31, 2018, September 30, 2018, and March 31, 2018 respectively, by applying the fair-value hedge method.

2-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of December 31, 2018				As of March 31, 2018				As of September 30, 2018 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	1,859.7	2.7	20.1	17.3	2,515.8	6.0	24.4	18.4	2,135.1	(2.8)	19.4	22.2
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	1,859.7	2.7	20.1	17.3	2,515.8	6.0	24.4	18.4	2,135.1	(2.8)	19.4	22.2

(3) Investments in Subsidiaries and Affiliates
	(Billions of yen)
	As of December 31, 2018				As of March 31, 2018				As of September 30, 2018 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	108.6	159.1	162.2	3.1	108.6	216.0	218.4	2.3	108.6	196.3	198.6	2.2
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	108.6	159.1	162.2	3.1	108.6	216.0	218.4	2.3	108.6	196.3	198.6	2.2

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments.

The base amounts are as follows:

Consolidated

	(Billions of yen)
	As of December 31, 2018		As of March 31, 2018	As of September 30, 2018 (Reference)
	Unrealized Gains/ Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	1,381.3	(544.5)	1,925.9	1,845.3
Japanese Stocks	1,664.0	(320.2)	1,984.2	1,972.5
Japanese Bonds	(0.8)	(6.3)	5.4	(26.7)
Japanese Government Bonds	(1.4)	(2.0)	0.6	(20.5)
Other	(281.7)	(218.0)	(63.7)	(100.4)
Foreign Bonds	(170.7)	(9.4)	(161.2)	(205.8)
Non-Consolidated Aggregate Figures for the 2 Banks
	(Billions of yen)
	As of December 31, 2018		As of March 31, 2018	As of September 30, 2018 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	1,228.6	(485.6)	1,714.2	1,651.4
Japanese Stocks	1,592.5	(303.6)	1,896.2	1,889.2
Japanese Bonds	(0.9)	(6.4)	5.5	(26.6)
Japanese Government Bonds	(1.4)	(2.0)	0.6	(20.5)
Other	(362.9)	(175.4)	(187.4)	(211.1)
Foreign Bonds	(171.4)	(11.1)	(160.2)	(206.0)

2-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2018			As of March 31, 2018			As of September 30, 2018 (Reference)
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	728.2	833.9	(105.7)	632.8	741.8	(109.0)	655.5	845.1	(189.6)
MHTB	86.0	86.7	(0.6)	95.6	93.3	2.3	89.3	86.4	2.8

Total	814.3	920.6	(106.3)	728.5	835.1	(106.6)	744.9	931.6	(186.7)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-6

Mizuho Financial Group, Inc.

5. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)

Consolidated

	(Billions of yen)
	As of December 31, 2018		As of March 31, 2018	As of September 30, 2018 (Reference)
		Change
Consolidated
Claims against Bankrupt and Substantially Bankrupt Obligors	74.0	(13.3)	87.3	77.5
Claims with Collection Risk	325.4	33.6	291.7	270.6
Claims for Special Attention	200.7	(40.6)	241.3	208.6
Total	600.2	(20.2)	620.4	556.7

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	2.8	(0.0)	2.8	2.8
Claims for Special Attention	—	—	—	—
Total	2.8	(0.0)	2.8	2.8

Total (Consolidated + Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	74.0	(13.3)	87.3	77.5
Claims with Collection Risk	328.2	33.6	294.5	273.4
Claims for Special Attention	200.7	(40.6)	241.3	208.6
Total	603.0	(20.2)	623.3	559.5
Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

2-7

Mizuho Financial Group, Inc.

Non-Consolidated Aggregate Figures for the 2 Banks Total (Banking Account + Trust Account)
	(Billions of yen, %)
	As of December 31, 2018		As of March 31, 2018	As of September 30, 2018 (Reference)
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	77.8	1.2	76.6	81.2
Claims with Collection Risk	325.3	41.0	284.2	267.6
Claims for Special Attention	166.9	(30.9)	197.8	169.3
Sub-total [1]	570.2	11.4	558.7	518.2
NPL ratio [1]/[2]	0.63%	(0.02)%	0.66%	0.58%
Normal Claims	89,385.2	5,741.0	83,644.2	87,911.0
Total [2]	89,955.5	5,752.4	84,203.0	88,429.3

MHBK

Claims against Bankrupt and Substantially Bankrupt Obligors	77.4	1.6	75.7	80.7
Claims with Collection Risk	320.0	41.0	279.0	262.3
Claims for Special Attention	165.5	(31.2)	196.8	168.0
Sub-total [3]	563.0	11.4	551.6	511.0
NPL ratio [3]/[4]	0.65%	(0.03)%	0.68%	0.60%
Normal Claims	86,022.4	5,838.9	80,183.5	84,523.6
Total [4]	86,585.5	5,850.3	80,735.1	85,034.7

MHTB
Banking Account

Claims against Bankrupt and Substantially Bankrupt Obligors	0.4	(0.4)	0.8	0.5
Claims with Collection Risk	2.5	0.0	2.4	2.5
Claims for Special Attention	1.3	0.3	1.0	1.3
Sub-total [5]	4.3	(0.0)	4.3	4.3
NPL ratio [5]/[6]	0.12%	0.00%	0.12%	0.12%
Normal Claims	3,355.3	(97.0)	3,452.3	3,379.5
Total [6]	3,359.6	(97.0)	3,456.6	3,383.9

Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	2.8	(0.0)	2.8	2.8
Claims for Special Attention	—	—	—	—
Sub-total [7]	2.8	(0.0)	2.8	2.8
NPL ratio [7]/[8]	27.14%	1.97%	25.16%	26.53%
Normal Claims	7.5	(0.8)	8.3	7.8
Total [8]	10.3	(0.8)	11.2	10.6

Notes:	1.	Trust Account denotes trust accounts with contracts indemnifying the principal amounts.
	2.	NPL: Non-Performing Loans

2-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2018		As of March 31, 2018	As of September 30, 2018 (Reference)
		Change
MHBK	116,064.4	5,648.4	110,415.9	113,780.5
MHTB	3,404.5	(2.0)	3,406.5	3,451.2

Total	119,468.9	5,646.4	113,822.5	117,231.8

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2018		As of March 31, 2018	As of September 30, 2018 (Reference)
		Change
MHBK	94,262.8	872.1	93,390.7	95,380.1
Individual deposits	43,337.9	1,541.1	41,796.8	42,427.9
MHTB	3,394.9	(2.7)	3,397.6	3,441.4
Individual deposits	943.7	(121.3)	1,065.1	945.6
Total	97,657.7	869.4	96,788.3	98,821.6
Individual deposits	44,281.7	1,419.8	42,861.9	43,373.6

Note: Above figures do not include deposits booked at overseas offices and offshore deposits.
(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2018		As of March 31, 2018	As of September 30, 2018 (Reference)
		Change
MHBK	76,281.7	5,284.0	70,997.7	74,743.6
MHTB	3,336.0	(97.7)	3,433.7	3,345.7
Total	79,617.7	5,186.3	74,431.4	78,089.4

Note: Loans to MHFG are included as follows:
As of December 31, 2018: ¥1,025.4 billion (from MHBK)
As of September 30, 2018: ¥916.7 billion (from MHBK)
As of March 31, 2018: ¥1,083.1 billion (from MHBK)

(3) Interest Margins (Domestic Operations)

Mizuho Bank

		(%)
		Third Quarter of Fiscal 2018 (Accumulated Period)		Third Quarter of Fiscal 2017 (Accumulated
			Change	Period)
Return on Loans and Bills Discounted	1	0.80	(0.02)	0.82
Cost of Deposits	2	0.00	(0.00)	0.00
Loan and Deposit Rate Margin [1]-[2]	3	0.79	(0.02)	0.82

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	4	0.83	(0.04)	0.87
Loan and Deposit Rate Margin [4]-[2]	5	0.83	(0.03)	0.87

Mizuho Trust & Banking

		(%)
		Third Quarter of Fiscal 2018 (Accumulated Period)		Third Quarter of Fiscal 2017 (Accumulated
			Change	Period)
Return on Loans and Bills Discounted	6	0.61	(0.02)	0.64
Cost of Deposits	7	0.02	0.00	0.02
Loan and Deposit Rate Margin [6]-[7]	8	0.59	(0.02)	0.62

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.
(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	9	0.65	(0.03)	0.68
Loan and Deposit Rate Margin [9]-[7]	10	0.62	(0.03)	0.66

(Reference)

Aggregate Figures for the 2 Banks
		(%)
		Third Quarter of Fiscal 2018 (Accumulated Period)		Third Quarter of Fiscal 2017 (Accumulated
			Change	Period)
Return on Loans and Bills Discounted	11	0.79	(0.02)	0.81
Cost of Deposits	12	0.00	(0.00)	0.00
Loan and Deposit Rate Margin [11]-[12]	13	0.78	(0.02)	0.81

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.
(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	14	0.82	(0.04)	0.86
Loan and Deposit Rate Margin [14]-[12]	15	0.81	(0.03)	0.85

2-9

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of December 31, 2018 (A)	As of March 31, 2018 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥41,230,294	¥38,625,732	¥2,604,562
Call Loans	469,491	366,290	103,200
Receivables under Resale Agreements	1,678,536	639,352	1,039,183
Guarantee Deposits Paid under Securities Borrowing Transactions	100,501	—	100,501
Other Debt Purchased	485,937	443,136	42,800
Trading Assets	4,282,880	3,467,593	815,286
Money Held in Trust	503	3,076	(2,572)
Securities	30,671,759	33,189,959	(2,518,199)
Loans and Bills Discounted	76,281,736	70,997,730	5,284,006
Foreign Exchange Assets	2,175,665	1,994,728	180,936
Derivatives other than for Trading	3,014,559	3,166,839	(152,279)
Other Assets	2,622,943	3,240,121	(617,177)
Tangible Fixed Assets	782,062	805,831	(23,768)
Intangible Fixed Assets	782,982	799,723	(16,741)
Prepaid Pension Cost	470,910	457,453	13,456
Customers’ Liabilities for Acceptances and Guarantees	6,408,884	6,186,894	221,990
Reserves for Possible Losses on Loans	(217,506)	(259,853)	42,346
Reserve for Possible Losses on Investments	(373)	(319)	(53)

Total Assets	¥171,241,768	¥164,124,289	¥7,117,479

Liabilities
Deposits	¥116,064,454	¥110,415,961	¥5,648,492
Negotiable Certificates of Deposit	13,507,160	10,652,957	2,854,202
Call Money	1,222,196	1,165,198	56,998
Payables under Repurchase Agreements	7,020,036	7,200,312	(180,276)
Guarantee Deposits Received under Securities Lending Transactions	62,939	610,357	(547,417)
Commercial Paper	956,670	710,391	246,279
Trading Liabilities	2,431,204	2,797,942	(366,738)
Borrowed Money	8,983,337	8,958,612	24,724
Foreign Exchange Liabilities	679,058	689,958	(10,899)
Bonds and Notes	2,134,097	2,421,033	(286,936)
Derivatives other than for Trading	2,830,786	2,882,287	(51,501)
Other Liabilities	1,570,127	1,648,314	(78,187)
Reserve for Bonus Payments	6,348	22,741	(16,392)
Reserve for Variable Compensation	836	1,293	(457)
Reserve for Possible Losses on Sales of Loans	180	1,075	(894)
Reserve for Contingencies	286	56	229
Reserve for Reimbursement of Deposits	15,565	18,097	(2,531)
Reserve for Reimbursement of Debentures	26,847	30,760	(3,913)
Deferred Tax Liabilities	74,550	181,914	(107,364)
Deferred Tax Liabilities for Revaluation Reserve for Land	65,732	66,186	(454)
Acceptances and Guarantees	6,408,884	6,186,894	221,990

Total Liabilities	164,061,301	156,662,350	7,398,951

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,328	2,286,328	—
Capital Reserve	655,418	655,418	—
Other Capital Surplus	1,630,910	1,630,910	—
Retained Earnings	2,585,241	2,544,238	41,003
Appropriated Reserve	315,177	266,664	48,512
Other Retained Earnings	2,270,064	2,277,574	(7,509)
Retained Earnings Brought Forward	2,270,064	2,277,574	(7,509)

Total Shareholders’ Equity	6,275,635	6,234,632	41,003

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	835,511	1,159,210	(323,699)
Net Deferred Hedge Gains (Losses), net of Taxes	(73,928)	(76,180)	2,252
Revaluation Reserve for Land, net of Taxes	143,248	144,277	(1,028)

Total Valuation and Translation Adjustments	904,831	1,227,306	(322,475)

Total Net Assets	7,180,467	7,461,939	(281,472)

Total Liabilities and Net Assets	¥171,241,768	¥164,124,289	¥7,117,479

2-10

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the nine months ended December 31, 2018 (A)	For the nine months ended December 31, 2017 (B)	Change (A) - (B)
Ordinary Income	¥1,984,732	¥1,883,230	¥101,501
Interest Income	1,235,618	992,897	242,721
Interest on Loans and Bills Discounted	823,594	667,191	156,402
Interest and Dividends on Securities	220,881	187,894	32,986
Fee and Commission Income	339,185	337,633	1,552
Trading Income	57,547	34,722	22,824
Other Operating Income	129,932	133,619	(3,686)
Other Ordinary Income	222,447	384,357	(161,909)

Ordinary Expenses	1,595,740	1,385,160	210,580
Interest Expenses	730,028	487,215	242,812
Interest on Deposits	312,804	209,472	103,332
Fee and Commission Expenses	75,933	77,572	(1,639)
Trading Expenses	525	—	525
Other Operating Expenses	41,441	32,668	8,772
General and Administrative Expenses	628,734	675,097	(46,363)
Other Ordinary Expenses	119,077	112,604	6,473

Ordinary Profits	388,992	498,070	(109,078)

Extraordinary Gains	10,176	20,026	(9,849)

Extraordinary Losses	4,558	4,465	92

Income before Income Taxes	394,610	513,630	(119,020)
Income Taxes:
Current	104,436	119,437	(15,001)
Deferred	7,635	2,518	5,117

Net Income	¥282,538	¥391,674	¥(109,136)

2-11

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of December 31, 2018 (A)	As of March 31, 2018(B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥1,861,995	¥1,751,680	¥110,314
Call Loans	8,319	2,869	5,450
Guarantee Deposits Paid under Securities Borrowing Transactions	328,632	220,934	107,697
Other Debt Purchased	7,013	7,989	(976)
Trading Assets	92,144	79,551	12,592
Money Held in Trust	3,600	3,199	401
Securities	948,062	1,091,950	(143,887)
Loans and Bills Discounted	3,336,049	3,433,750	(97,700)
Foreign Exchange Assets	5,862	2,268	3,593
Other Assets	186,638	171,731	14,906
Tangible Fixed Assets	21,112	21,762	(649)
Intangible Fixed Assets	33,207	35,041	(1,833)
Prepaid Pension Cost	54,078	49,592	4,486
Customers’ Liabilities for Acceptances and Guarantees	20,660	20,056	603
Reserves for Possible Losses on Loans	(1,888)	(1,850)	(38)

Total Assets	¥6,905,489	¥6,890,529	¥14,960

Liabilities
Deposits	¥3,404,544	¥3,406,588	¥(2,044)
Negotiable Certificates of Deposit	428,480	472,180	(43,700)
Call Money	505,926	469,882	36,044
Payables under Repurchase Agreements	22,186	53,135	(30,949)
Guarantee Deposits Received under Securities Lending Transactions	324,255	180,728	143,526
Trading Liabilities	85,979	69,367	16,612
Borrowed Money	415,939	387,490	28,448
Foreign Exchange Liabilities	0	—	0
Bonds and Notes	10,000	10,000	—
Due to Trust Accounts	1,095,516	1,134,182	(38,666)
Other Liabilities	28,578	78,418	(49,839)
Reserve for Bonus Payments	—	2,097	(2,097)
Reserve for Variable Compensation	355	511	(156)
Reserve for Reimbursement of Deposits	1,725	1,913	(188)
Deferred Tax Liabilities	4,574	13,646	(9,071)
Acceptances and Guarantees	20,660	20,056	603

Total Liabilities	6,348,722	6,300,200	48,521

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	226,229	226,570	(341)
Appropriated Reserve	36,719	31,970	4,748
Other Retained Earnings	189,509	194,599	(5,090)
Retained Earnings Brought Forward	189,509	194,599	(5,090)

Total Shareholders’ Equity	489,104	489,445	(341)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	68,091	99,258	(31,166)
Net Deferred Hedge Gains (Losses), net of Taxes	(429)	1,624	(2,053)

Total Valuation and Translation Adjustments	67,662	100,882	(33,220)

Total Net Assets	556,766	590,328	(33,561)

Total Liabilities and Net Assets	¥6,905,489	¥6,890,529	¥14,960

2-12

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the nine months ended December 31, 2018 (A)	For the nine months ended December 31, 2017 (B)	Change (A) - (B)
Ordinary Income	¥141,550	¥137,068	¥4,482
Fiduciary Income	39,040	38,928	111
Interest Income	31,815	30,760	1,054
Interest on Loans and Bills Discounted	20,138	19,121	1,017
Interest and Dividends on Securities	9,965	10,132	(167)
Fee and Commission Income	43,893	40,589	3,304
Trading Income	1,246	796	450
Other Operating Income	6,308	4,077	2,231
Other Ordinary Income	19,245	21,916	(2,670)

Ordinary Expenses	109,656	105,229	4,427
Interest Expenses	12,222	9,983	2,238
Interest on Deposits	833	652	181
Fee and Commission Expenses	24,792	23,386	1,405
Trading Expenses	0	0	(0)
Other Operating Expenses	2,647	3,554	(906)
General and Administrative Expenses	61,727	65,317	(3,590)
Other Ordinary Expenses	8,266	2,986	5,280

Ordinary Profits	31,894	31,839	55

Extraordinary Gains	82	182	(100)

Extraordinary Losses	125	126	(0)

Income before Income Taxes	31,850	31,895	(44)
Income Taxes:
Current	5,164	5,047	116
Deferred	3,283	2,087	1,195

Net Income	¥23,402	¥24,759	¥(1,356)

2-13

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of December 31, 2018 (A)	As of March 31, 2018 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥329,695	¥294,441	¥35,253
Cash Segregated as Deposits for Customers and Others	282,214	323,923	(41,709)
Trading Assets	5,993,428	4,923,373	1,070,055
Operating Investment Securities	28,661	25,362	3,298
Receivables Related to Margin Transactions	40,361	127,764	(87,402)
Collateralized Short-Term Financing Agreements-Receivable	4,456,211	4,998,221	(542,010)
Advances Paid	485	431	53
Securities: Fail to Deliver	25,780	29,956	(4,176)
Short-Term Loans Receivable	28,089	55,741	(27,652)
Other Current Assets	422,533	465,443	(42,910)
Less: Allowance for Doubtful Accounts	(5)	(9)	3
Noncurrent Assets
Property and Equipment	13,423	14,647	(1,224)
Intangible Assets	53,224	55,378	(2,154)
Investments and Other Assets	321,548	317,378	4,170

Total Assets	¥11,995,651	¥11,632,056	¥363,595

Liabilities
Current Liabilities
Trading Liabilities	¥4,075,736	¥4,311,658	¥(235,921)
Payables — Unsettled Trades	456,042	62,243	393,799
Payables Related to Margin Transactions	42,137	44,176	(2,038)
Collateralized Short-Term Financing Agreements-Payable	3,734,117	3,739,715	(5,597)
Deposits Received	275,327	267,579	7,747
Guarantee Deposits Received	371,642	198,003	173,639
Securities: Fail to Receive	9,245	2,930	6,314
Short-Term Borrowings	793,403	833,668	(40,264)
Commercial Paper	333,300	334,200	(900)
Bonds and Notes Due within One Year	77,380	46,672	30,707
Lease Obligations	257	364	(107)
Income Taxes Payable	1,754	3,984	(2,229)
Accrued Employees’ Bonuses	5,976	9,563	(3,586)
Provision for Variable Compensation	715	954	(238)
Provision for Bonus Point Redemption	619	639	(19)
Other Current Liabilities	29,633	34,450	(4,816)
Noncurrent Liabilities
Bonds and Notes	670,334	571,334	99,000
Long-Term Borrowings	211,000	277,000	(66,000)
Lease Obligations	—	139	(139)
Provision for Retirement Benefits	19,642	19,744	(102)
Other Noncurrent Liabilities	1,365	1,540	(175)
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	2,365	2,361	4

Total Liabilities	11,112,000	10,762,925	349,074

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid — in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	368,009	346,786	21,223
Other Retained Earnings	368,009	346,786	21,223
Retained Earnings Brought Forward	368,009	346,786	21,223

Total Shareholders’ Equity	874,826	853,602	21,223

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	20,876	27,497	(6,621)
Net Deferred Gains or Losses on Hedges, net of Tax	(12,052)	(11,969)	(82)

Total Valuation and Translation Adjustments	8,824	15,527	(6,703)

Total Net Assets	883,650	869,130	14,520

Total Liabilities and Net Assets	¥11,995,651	¥11,632,056	¥363,595

2-14

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the nine months ended December 31, 2018 (A)	For the nine months ended December 31, 2017 (B)	Change (A) - (B)
Operating Revenues	¥261,775	¥231,719	¥30,055
Commissions	116,830	103,286	13,543
Net Gain on Trading	75,751	77,392	(1,640)
Net Gain on Operating Investment Securities	4,982	2,373	2,608
Interest and Dividend Income	64,210	48,666	15,543

Interest Expenses	54,265	37,620	16,644

Net Operating Revenues	207,509	194,099	13,410

Selling, General and Administrative Expenses	177,849	173,723	4,125
Transaction-Related Expenses	39,674	35,934	3,739
Personnel Expenses	65,984	62,306	3,677
Real Estate Expenses	18,806	19,452	(645)
Administrative Expenses	33,106	37,454	(4,348)
Depreciation and Amortization	14,005	12,826	1,178
Taxes and Dues	4,021	3,321	700
Provision of Allowance for Doubtful Accounts	13	(23)	36
Other	2,236	2,450	(213)

Operating Income	29,660	20,375	9,285

Non-Operating Income	8,455	6,301	2,153
Non-Operating Expenses	164	971	(806)

Ordinary Income	37,951	25,705	12,245

Extraordinary Gain	2,426	1,836	589

Extraordinary Loss	1,078	2,142	(1,063)

Income before Income Taxes	39,299	25,400	13,899
Income Taxes:
Current	3,995	1,764	2,230
Deferred	1,485	3,198	(1,713)

Net Income	¥33,818	¥20,436	¥13,381

2-15